SilverCrest Announces Stock Option Grant

Vancouver, British Columbia--(Newsfile Corp. - January 4, 2018) - SilverCrest Metals Inc. (TSXV: SIL) (OTCQX: SVCMF) ("SilverCrest" or the "Company") announces the grant of stock options under its Stock Option Plan to purchase an aggregate of 955,000 common shares of the Company at an exercise price of $1.94 per share for a five year term expiring January 4, 2023. The stock options were granted to directors, officers, employees and consultants of the Company and are subject to necessary regulatory approvals.

The stock options shall vest as to 25% of the Optioned Shares on each of April 4, 2018, July 4, 2018, October 4, 2018 and January 4, 2019, respectively.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

N. Eric Fier, CPG, P.Eng
Chief Executive Officer
SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.
Contact: Fred Cooper, Investor Relations
Telephone: +1 (604) 694-1730
Fax: +1 (604) 357-1313
Toll Free: 1-866-691-1730 (Canada & USA)
Email: info@silvercrestmetals.com
Website: www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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accepts responsibility for the adequacy or accuracy of this release.